October 16, 2019

Paul Patrizio
Chief Executive Officer and President
Arista Financial Corp.
51 JFK Parkway, First Floor West
Short Hills, NJ 07078

       Re: Arista Financial Corp.
           PRE 14C
           Filed September 17, 2019
           File No. 000-55989

Dear Mr. Patrizio:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance